SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                        WEST PUTNAM HOUSING INVESTORS LLC
                               RICHARD P. RICHMAN
                              ROBERT H. WILDER, JR.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                      ------------------------------------

                                 GINA S. SCOTTI
                          VICE PRESIDENT AND SECRETARY
                        WEST PUTNAM HOUSING INVESTORS LLC
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:
                              PETER G. SMITH, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
 -------------------------------------------------------------------------------

                                      14D-1
                                PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      WEST PUTNAM HOUSING INVESTORS                      LLC

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)

                                                                         |_| (b)

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCES OF FUNDS

         AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                                             |-|


--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0%
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                      14D-1
                                PAGE 3 OF 6 PAGES


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      RICHARD P. RICHMAN

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)

                                                                         |_| (b)

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCES OF FUNDS

         PF/AF/OO

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                                             |-|


--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0%
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                      14D-1
                                PAGE 4 OF 6 PAGES


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      ROBERT H. WILDER, JR.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)

                                                                         |_| (b)

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCES OF FUNDS

         PF/AF/OO

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                                             |-|


--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0%
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         IN

--------------------------------------------------------------------------------

     West Putnam Housing Investors LLC, a Delaware limited liability company (the "Purchaser"), and Messrs. Richard P. Richman and Robert H. Wilder, Jr. (Messrs. Richman and Wilder together, the "Purchaser Affiliates," and together with the Purchaser, the "Bidders") hereby amend the Tender Offer Statement on
Schedule 14D-1 dated July 24, 1998, as amended by Amendment No.1 to Schedule 14D-1 dated August 7, 1998 (as so amended, the "Schedule 14D-1"), relating to the Purchaser's offer to purchase up to 394,000 of the outstanding units of limited partnership interest (the "Units"), of Secured Income L.P., a Delaware limited partnership (the "Partnership").

     Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 2.  IDENTITY AND BACKGROUND.

     The first sentence of Item 2(a)-(d), (g) of the Schedule 14D-1 is hereby amended to read in its entirety as follows:

     This Statement is being filed by the Bidders.



ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item  4(a)  of  the   Schedule   14D-1  and   Sections   10   ("--Financing
Arrangements") and 12 ("Source of Funds") of the Offer to Purchase are hereby amended to add the following:

     In connection with the formation of the Purchaser, the Purchaser Affiliates agreed to provide to the Purchaser capital contributions sufficient to purchase the 394,000 Units and pay for related fees and expenses.
The Purchaser does not have any other significant assets or liabilities.

                                    SIGNATURE


               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1998


                                      West Putnam Housing Investors LLC


                                      By:    /s/ Gina S. Scotti
                                             ------------------
                                             NAME:  Gina S. Scotti
                                             TITLE: Vice President and Secretary


                                      RICHARD P. RICHMAN


                                      /s/ RICHARD P. RICHMAN
                                      ----------------------



                                      ROBERT H. WILDER, JR.

                                      /s/ ROBERT H. WILDER, JR.
                                      -------------------------